425 Madison Avenue, New York, NY 10017 • Tel (212)486-1140 • Fax (212)486-1158

BB&A
Barbara Burns
& Associates, Inc.

September 24, 2002

To: Financial Analysts & Investors

From: Barbara M. Burns/Tracy Motz
Barbara Burns & Associates, Inc.
Tel: 212 486 1140, Fax: 212 486 1158
Email: bburns@bba-intl.com; tmotz@bba-intl.com

Re: **Conference Call**

Pernod Ricard:
First Half Results 2002

Date: **Wednesday, October 2, 2002**

Time: **10 am EDT**

Hosts: **Richard Burrows, Joint Managing Director**
Laurent Lacassagne, Chief Financial Officer
Patrick de Borredon, Vice President, Investor Relations
from Paris

Number: **(303) 262 2075**
Please dial in 5 to 10 minutes before the start time and ask to be connected to the Pernod Ricard Conference Call.

A link to the slide presentation called 'Half Year Results 2002' will be available on Pernod Ricard's website home page: **www.pernod-ricard.com**. Please let us know if you would like to receive the presentation by email.

A **replay service** will be available by telephone or on the website soon after the conference has ended, until approximately noon on Monday, October 7. The number of the telephone service is:

(303) 590 3000 Access code 498628

Please RSVP:
Tel 212 486 1140
Fax 212 486 1158
Email bburns@bba-intl.com, tmotz@bba-intl.com

dlw 10/3